Exhibit 99.40

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Corporation”)
1720, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia - V7X 1M6, Canada

2.	Date of Material Change

The material change occurred on May 11, 2011.

3.	News Release

A press release was disseminated on May 12, 2011 via Marketwire.

4.	Summary of Material Change

The Company appointed Ram Ramachandran to its Board of Directors.

5.	Full Description of Material Change

5.1 Full Description of Material Change

Rio Alto appointed Ram Ramachandran to its Board of Directors on May 11, 2011 and granted him, on the same date, options to purchase 180,000 common shares. These options are fully vested, expire on May 11, 2016 and have an exercise price of $2.15 per common share.

5.2 Disclosure for Restructuring Transactions
N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Anthony Hawkshaw
Chief Financial Officer
Telephone: (604) 628-1401 or 778 389 5907

9.	Date of Report

May 16, 2011